UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the six months ended June 30, 2026 and the unaudited consolidated condensed financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the six months ended June 30, 2026.

The information contained in this Report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-294621), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: August 19, 2026	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect”, “target” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability to fulfill our obligations under our commercial agreements, including the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•our ability to perform under our agreements with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli (“FLNG Hilli”) and FLNG Esperanza (“FLNG Esperanza”) in Argentina, including the timely completion of redeployment, conversion and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•our ability to complete the FLNG Esperanza conversion and FLNG Hilli refurbishment in a timely manner and within budget;
•that an attractive deployment opportunity, or any of the opportunities under discussion for our second 3.5 MTPA MKII-design FLNG unit (“fourth FLNG” or “FLNG four”), will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investment in the long-lead item payments to date, as well as to termination fees. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
•our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•any failure of shipyards to comply with work standards, project schedules, performance specifications or agreed prices;
•an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•the outcome and timing of the Company’s strategic review process, including the possibility that the review may not result in any transaction, strategic alternative, or other outcome; the potential for disruption to operations, commercial activities, financings or relationships during the review process; the ability to identify and execute transactions or structural alternatives that enhance shareholder value or accelerate the FLNG growth pipeline; market, regulatory, financing, and counterparty conditions affecting any potential transaction; and costs, opportunity costs, management distraction, or other uncertainties associated with the process;
•global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China or the U.S. and Iran, related sanctions, and the potential effects of any Russia-Ukraine or U.S.-Iran peace settlement on liquefied natural gas (“LNG”) supply and demand;
•continuing volatility in the global financial markets, including commodity prices, foreign exchange rates, interest rates and global trade policy;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase, lead times for critical components and the time it takes to build new vessels;
•any material decline or prolonged weakness in tolling rates for FLNGs;

•any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining investments on a timely basis or at all;
•increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•claims made or losses incurred in connection with our continuing obligations;
•the ability of certain parties to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 26, 2026 (the “2025 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2026 and 2025. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Ltd, or to all such entities. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2025 Annual Report.

Overview

Our strategy is to provide market-leading FLNG operations and maintain balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, capital efficient and timely solution to monetize stranded, associated, flared or otherwise underutilized gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers access to a low-cost, low-risk, rapidly deployable solution for natural gas liquefaction.

FLNG projects provide a solution for gas reserves where geographical, technical, political and economic constraints limit monetization through traditional infrastructure. Our standardized FLNG units can be redeployed to new opportunities after producing a field and offer a viable economic alternative to large-scale land-based projects. Our liquefaction solution and accelerated execution model place liquefaction technology onboard an existing LNG carrier, converting such carriers into a fully commissioned FLNG. As of August 19, 2026, we are currently the only company with a proven track-record to deliver FLNG as a service to gas resource owners.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see our previous Reports on Form 6-K furnished during 2026 and “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2026” of our 2025 Annual Report .

•$600 million senior secured Revolving Credit Facility

On August 3, 2026, we entered into a new $600.0 million senior secured revolving credit facility (the “RCF”). The RCF is secured by the FLNG Esperanza vessel currently under conversion in China for deployment under the 20-year charter with SESA. in Argentina, and has been executed with a syndicate of banks. The RCF has a tenor of 18 months from October 1, 2026 and bears interest on amounts drawn at three-month SOFR plus a margin of 3.00% per annum. Proceeds from the RCF, together with proceeds from any subsequent long-term asset-level financing, are expected to be used to fund FLNG growth projects.

•SESA capital contributions

In July 2026, we contributed approximately $10.2 million to SESA as an irrevocable contribution against future subscription of shares. Following this contribution, Golar continues to hold a 10% equity interest in SESA.

•SMP capital contributions

In July 2026, we contributed approximately $4.2 million to SMP as an irrevocable contribution against future subscription of shares. Following this contribution, Golar continues to hold a 10% equity interest in SESA.

•Dividends

On August 13, 2026, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2026 to shareholders of record on August 24, 2026, which will be paid on or around September 2, 2026.

•FID for fourth FLNG

On August 12, 2026, we entered into an EPC with CIMC Raffles for a 3.5 MTPA MKII-design FLNG unit (“fourth FLNG”) with an estimated fully delivered cost of approximately $2.45 billion and improved payment terms compared to the FLNG Esperanza. The fourth FLNG is expected to represent the earliest available newbuild FLNG capacity, with delivery by end of 2029.

•Letter of intent with Seatrium

In August 2026, Golar entered into a Letter of Intent (“LOI”) with Seatrium Energy (Americas) Pte Ltd (“Seatrium”) securing a shipyard slot for potential additional MKI- or MKII-design FLNG.

Operating and Financial Review

The Company's results for the six months ended June 30, 2026 are affected by several significant operational changes compared with the same period in 2025. Within the FLNG segment, FLNG Gimi achieved Commercial Operations Date (“COD”) and commenced operations in mid-June 2025. Accordingly, the six months ended June 30, 2026 reflects a full six months of operations, compared with approximately half a month of operations for the six months ended June 30, 2025. In addition, FLNG Hilli continued to operate under the Liquefaction Tolling Agreement (“LTA”) until the expiry of such agreement in July 2026. Within our Corporate and other segment, comparability is affected by the termination of the O&M agreement for FSRU LNG Croatia in December 2025 and the termination of the O&M agreement for FSRU Italis LNG following the sale of our entire shareholding in Gaslin S.r.l. (“Gaslin”) in April 2026. Accordingly, revenue for the six months ended June 30, 2026 includes three and a half months of O&M revenue from FSRU Italis LNG and no revenue from FSRU LNG Croatia, compared with a full six months of O&M revenue from both O&M contracts in the corresponding period of 2025.

See note 4 “Segment Information” of the unaudited condensed consolidated financial statements included herein for additional information on our segments. Reconciliations of consolidated net income to Adjusted EBITDA for the six months ended June 30, 2026 and 2025 are as follows:

(in thousands of $)	2026	2025
Net income	157,639	43,718
Income tax expense	2,647	618
Income before income tax	160,286	44,336
Depreciation and amortization	30,554	24,844
Unrealized loss on oil and gas derivative instruments	4,625	59,817
Other non-operating income	(658)	(29,981)
Interest income	(19,437)	(14,522)
Interest expense, net	46,549	—
(Gains)/losses on derivative instruments, net	(10,475)	10,638
Other financial items, net	2,866	3,265
Net income from equity method investments	(2,182)	(10,287)
Sales-type lease receivable in excess of interest income	20,813	2,081
Adjusted EBITDA (1)	232,941	90,191
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income before income taxes, depreciation and amortization, unrealized losses on oil and gas derivative instruments, other non-operating income, interest income, interest expense, net, (gains)/losses on derivative instruments, net, other financial items, net, net income from equity method investments, and sales-type lease receivable in excess of interest income. Adjusted EBITDA is a financial measure used by management and investors to assess our total financial and operating performance. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Discussed below are the material changes of our consolidated results of operations for the six months ended June 30, 2026 compared against the six months ended June 30, 2025:

Income taxes: The increase of $2.0 million for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to:

•a $2.7 million increase primarily related to the inclusion of a full six months of taxable income generated under the Gimi LOA during the six months ended June 30, 2026, compared with half a month in the same period in 2025, following FLNG Gimi's COD on June 12, 2025. Under the LOA, taxes incurred in connection with LOA operations are reimbursed by bp, with the related credit recognized within sales-type lease revenue and vessel management fees; and

•partially offset by a $1.0 million release of the deferred tax liability during the six months ended June 30, 2026, following the completion of the buy-out of our UK defined pension scheme in March 2026, through the purchase of individual annuity contracts, resulting in a settlement of the plan obligations. No comparable tax benefit was recognized in the same period in 2025.

Depreciation and amortization: The increase of $5.7 million for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to $6.1 million increase in depreciation relating to FLNG Hilli's mooring equipment following remeasurement of the associated asset retirement obligation (“ARO”) in January 2026 (note 17).

Unrealized gain(loss) on oil and gas derivative instruments: As of June 30, 2026, the mark-to-market (“MTM”) valuation of the FLNG Hilli embedded derivative reflected only the remaining contractual period through July 31, 2026, compared with more than one year remaining at June 30, 2025.

	Six months ended June 30,
(in thousands of $)	2026	2025
Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument	2,983	(39,450)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(7,608)	(20,367)
Unrealized loss on oil and gas derivative instruments	(4,625)	(59,817)

•Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase in unrealized loss of $42.4 million for the six months ended June 30, 2026, compared to an unrealized loss for the same period in 2025 was primarily driven by movements in realized and forward Brent linked crude oil prices, changes in price volatility and shorter remaining term of the LTA, which reduced the remaining unrealized exposure subject to MTM valuation.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 MTPA incremental LNG capacity over the remaining term of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The decrease in unrealized loss of $12.8 million for the six months ended June 30, 2026 compared to the same period in 2025 was primarily driven by movements in realized and forward TTF linked gas prices, changes in price volatility and shorter remaining term of the LTA, which reduced the remaining unrealized exposure subject to MTM valuation.

Other non-operating income: The decrease of $29.3 million in other non-operating income for the six months ended June 30, 2026 was primarily due to:
•the recognition of the non-recurring $29.9 million gain on the FLNG Gimi sales type lease during the six months ended June 30, 2025. There was no comparable gain for the same period in 2026; and

•a net gain of $0.4 million on the disposal of investments during the six months ended June 30, 2026, comprising $2.7 million loss on the disposal of our investment in Gaslin, partially offset by a $3.1 million gain on the sale of our 2.69% interest in OLT Offshore LNG Toscana S.p.A to SNAM S.p.A. (“OLT-O”), which was fully impaired in 2019. There was no comparable gain for the same period in 2025.

Interest income: The increase of $4.9 million for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to:

•a $6.0 million increase in interest income from higher short-term money-market deposits, with balances of $657.6 million as of June 30, 2026 compared to $115.5 million as of June 30, 2025; and

•partially offset by a $1.1 million decrease in interest income on a shareholder loan to First FLNG Holdings (“FFH”), which was fully repaid in March 2025.

Interest expense, net: The $46.5 million increase in interest expense for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to:

•higher corporate debt interest expense inclusive of the amortization of related deferred financing costs, following the issuance of the $575 million 2025 Convertible Bonds in June 2025, the $500 million 2025 Senior Unsecured Notes in October 2025 and the refinancing of the $700 million Gimi facility with a new $1.2 billion Gimi facility in November 2025; and

•changes in the capitalization of borrowing costs following the achievement of COD of FLNG Gimi in June 2025, after which borrowing costs were no longer capitalized and were recognized as expense, partially offset by the capitalization of borrowing costs related to the FLNG Esperanza conversion.

Gains/(losses) on derivative instruments, net:

	Six months ended June 30,
(in thousands of $)	2026	2025
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	9,590	(11,611)
Net interest income on undesignated IRS derivatives	885	973
Gain/(loss) on derivative instruments, net	10,475	(10,638)

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of June 30, 2026 and 2025, we had an IRS portfolio with notional amounts of $581.3 million and $398.1 million, respectively, none of which are designated as hedges for accounting purposes. The $21.2 million increase in unrealized MTM gain for the six months ended June 30, 2026 compared to an unrealized MTM loss in the same period in 2025 was primarily driven by higher notional values of our swap portfolio, partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

Net income from equity method investments: This represents our share of earnings from our equity method investments, as well as gains or losses on disposals related to these investments. The net decrease of $8.1 million for the six months ended June 30, 2026 was primarily due to a lower gain on the disposal of an equity method investment compared with the same period in 2025. During the six months ended June 30, 2026, we recognized $4.6 million gain on the disposal of our 58% shareholding in Logística e Distribuição de Gás S.A.(“LOGAS”) in April 2026, compared with a $10.3 million gain on the disposal of our 25% shareholding in Avenir in February 2025.

Sales-type lease receivable in excess of interest income: Amounts recognized as sales type lease revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. “Sales-type lease receivable in excess of interest income” represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.

Six months ended June 30, 2026
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	111,787	—	111,787	—	111,787
Sales-type lease revenue	98,326	—	98,326	—	98,326
Vessel management fees and other revenues	50,957	6,963	57,920	—	57,920
Total operating revenues	261,070	6,963	268,033	—	268,033
Vessel operating expenses	(78,049)	(2,849)	(80,898)	—	(80,898)
Administrative expenses	(442)	(21,555)	(21,997)	—	(21,997)
Project development expenses	(4,478)	(2)	(4,480)	—	(4,480)
Realized gain on oil and gas derivative instruments, net	47,042	—	47,042	—	47,042
Other operating income/(loss)	4,754	(326)	4,428	—	4,428
Sales-type lease receivable in excess of interest income	20,813	—	20,813	(20,813)	—
Adjusted EBITDA	250,710	(17,769)	232,941	(20,813)	212,128

Six months ended June 30, 2025
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	112,200	—	112,200	—	112,200
Sales-type lease revenue	8,219	—	8,219	—	8,219
Vessel management fees and other revenues	4,381	12,499	16,880	—	16,880
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues	124,800	13,375	138,175	—	138,175
Vessel operating expenses	(45,257)	(15,480)	(60,737)	—	(60,737)
Administrative expenses	(648)	(15,411)	(16,059)	—	(16,059)
Project development expenses	(6,513)	(2,575)	(9,088)	—	(9,088)
Realized gain on oil and gas derivative instruments, net	37,447	—	37,447	—	37,447
Other operating loss	—	(1,628)	(1,628)	—	(1,628)
Sales-type lease receivable in excess of interest income	2,081	—	2,081	(2,081)	—
Adjusted EBITDA	111,910	(21,719)	90,191	(2,081)	88,110

Adjusted EBITDA: Total segment reporting Adjusted EBITDA increased by $142.8 million for the six months ended June 30, 2026 compared to the same period in 2025, primarily reflecting a full six months of operations under the FLNG Gimi LOA in 2026, compared with approximately half a month following COD in June 2025. The FLNG Gimi LOA contributed $155.1 million to operating revenues including sales-type lease receivable in excess of interest income, partially offset by a corresponding increase in vessel operating expenses of $28.7 million. Additionally, vessel operating expenses decreased by $12.6 million due to the termination of the O&M Agreement with LNG Hrvatska for the FSRU LNG Croatia in December 2025, the disposal of Golar Arctic in March 2025 and termination of the O&M agreement for the FSRU Italis LNG in April 2026. Realized gains on oil and gas derivative instruments also increased by $9.6 million, driven by higher look-back average on Brent prices which was elevated by the spike in oil and gas prices following heightened tensions between the United States and Iran and broader geopolitical instability in the Middle East.
On a consolidated basis, Adjusted EBITDA increased by $124.0 million for the six months ended June 30, 2026 compared to the same period in 2025, due to the accounting impact of the sales-type lease receivable, whereby revenue recognized in excess of interest income is eliminated upon consolidation.
These movements reflect consolidated changes across all segments. Further details and material movements within specific reportable segments are discussed below.

FLNG segment

Below relates to the operations of our FLNG fleet and our other FLNG projects.

	Six months ended June 30,
(in thousands of $)	2026	2025
Liquefaction services revenue	111,787	112,200
Sales-type lease revenue	98,326	8,219
Vessel management fees and other revenues	50,957	4,381
Total operating revenues	261,070	124,800
Vessel operating expenses	(78,049)	(45,257)
Administrative expenses	(442)	(648)
Project development expenses	(4,478)	(6,513)
Realized gain on oil and gas derivative instruments, net	47,042	37,447
Other operating income	4,754	—
Sales-type lease receivable in excess of interest income	20,813	2,081
Adjusted EBITDA	250,710	111,910

Sales-type lease revenue: Sales-type lease revenue comprises of the following components:

	Six months ended June 30,
(in thousands of $)	2026	2025
Sales-type lease revenue	55,207	5,899
Variable lease revenue	37,930	1,845
Accretion of unguaranteed residual value	3,045	303
Other	2,144	172
Sales-type lease revenue	98,326	8,219
•Sales-type lease revenue: This reflects the interest income recognized on the net investment in the sales-type lease on FLNG Gimi, calculated using the implicit rate in the lease.

•Variable lease revenue: This reflects variable payments not included in the fixed consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced since commencement of operations.

•Accretion of unguaranteed residual value: This relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.

•Other: This reflects taxes that are reimbursable under the LOA and accrued demurrage costs.

Vessel management fees and other revenues: Vessel management fees and other revenues reflect the non-lease component of the FLNG Gimi's LOA, representing O&M services. Vessel management fees and other revenues comprises of the following components:

	Six months ended June 30,
(in thousands of $)	2026	2025
FLNG O&M service revenue	48,836	4,309
Amortization of deferred pre-COD cash flows	915	96
Other	1,206	(24)
Vessel management fees and other revenues	50,957	4,381
•O&M service revenue: This reflects the non-lease O&M services component in relation to FLNG Gimi's LOA.

•Amortization of deferred pre-COD cash flows: This reflects the amortization of the non-lease component of pre-COD cash flows received from bp in relation to FLNG Gimi's LOA, recognized over the term of the LOA on a straight-line basis.

•Other: This reflects taxes reimbursable under the LOA and accrued demurrage costs.

Realized gain on oil and gas derivative instruments:

	Six months ended June 30,
(in thousands of $)	2026	2025
Realized gain on FLNG Hilli’s oil derivative instrument	30,205	21,249
Realized gain on FLNG Hilli’s gas derivative instrument	16,837	16,198
Realized gain on oil and gas derivative instruments, net	47,042	37,447

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The increase of $9.0 million for the six months ended June 30, 2026, compared to the same period in 2025, was primarily driven by higher three-month look-back average oil price of $80.79/barrel for the six months ended June 30, 2026 compared to $73.73/barrel for the six months ended June 30, 2025.

	Six months ended June 30,
	2026	2025
Other Financial Data:
Liquefaction services revenue	111,787	112,200
Sales-type lease revenue	98,326	8,219
Vessel management fees and other revenues	50,957	4,381
Total operating revenues	261,070	124,800
Realized gain on oil and gas derivative instruments, net	47,042	37,447
Amortization of deferred commissioning period revenue, Day 1 gains and deferred pre-COD cash flows, accretion of unguaranteed residual value, accrued tax receipt, over/underproduction, accrued revenue and accrued demurrage	(12,022)	(9,019)
Sales-type lease receivable in excess of interest income	20,813	2,081
FLNG tariff, net (1)	316,903	155,309
(1) FLNG tariff, net is a non-U.S. GAAP financial measure that represents the total cash inflow and economic performance generated by our FLNGs during a given period. It is calculated by taking the total amount invoiced for FLNG services, including liquefaction services revenue, sales-type lease revenue, vessel management fees and other revenue, realized gains on oil and gas derivative instruments, net adjusted for the amortization of deferred commissioning period revenue, Day 1 gains (deferred revenues) and deferred pre-COD cashflows allocated to the non-lease component, the unwinding of liquidated damages, the accretion of unguaranteed residual value and other timing related items including tax reimbursements, underutilization, overproduction revenue, accrued revenue and demurrage cost. FLNG tariff, net is intended to enhance the comparability of our FLNG performance across periods and with other operational FLNGs in the industry. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other performance measure of our financial performance calculated in accordance with U.S. GAAP.

FLNG Tariff, net: The increase of $161.6 million for the six months ended June 30, 2026, compared to the same period in 2025, was primarily due to FLNG Gimi's operating revenue contribution following commencement of operations with the current period reflecting a full six months of operations compared with a partial operating period in 2025, and higher realized gains on FLNG Hilli's oil derivative instrument.

Vessel operating expenses: The increase of $32.8 million for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to:

•a $34.8 million increase in FLNG Gimi's operating expenses following commencement of operations in June 2025;

•a $2.1 million increase in FLNG Hilli's operating expenses primarily due to a $5.6 million increase in crew-related and logistics costs, partially offset by a $3.1 million decrease in spares, repairs, stores and consumables; and

•partially offset by a $4.1 million decrease in FLNG Gimi's operating expenses resulting from the 2025 commissioning activities, wherein certain costs incurred toward COD did not meet the criteria for capitalization and instead were deemed essential operating costs to maintain the vessel's exclusive availability and operational readiness. No comparable costs were incurred in 2026.

Project development expenses: This is comprised of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in the exploratory stages. The decrease of $2.0 million for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to:

•$2.5 million lower costs incurred on pursuing FLNG contracting opportunities in Argentina in the six months ended June 30, 2026 compared to the same period in 2025;

•$1.1 million lower costs incurred in relation to the FLNG Hilli redeployment project during the six months ended June 30, 2026, as cost incurred following the Final Investment Decision (“FID”) for the redeployment of FLNG Hilli under a 20-year agreement with SESA were capitalized rather than expensed; and

•partially offset by $1.8 million of Front-End Engineering Design (“FEED”) study costs incurred in connection with the potential development of a modified MKI FLNG. There was no comparable FEED costs for the six months ended June 30, 2025.

Other operating income: The $4.8 million other operating income for the six months ended June 30, 2026 was primarily due to settlement of outstanding pre-COD matters with bp, comprising a $4.0 million reimbursement for gas generator, and capital spares and consumables procured during the conversion and commissioning of the FLNG Gimi in connection with the LOA and a $0.8 million reimbursement following the final reconciliation of pre-COD fuel purchases. There were no comparable amounts in 2025.

Corporate and other segment

This segment includes our legacy shipping activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, corporate overhead costs and other strategic investments. We have offices in Bermuda, London and Oslo, which provide corporate management, commercial, technical, accounting, treasury and administrative support.

	Six months ended June 30,
(in thousands of $)	2026	2025
Vessel management fees and other revenues	6,963	12,499
Time and voyage charter revenues	—	876
Total operating revenues	6,963	13,375
Vessel operating expenses	(2,849)	(15,480)
Administrative expenses	(21,555)	(15,411)
Project development expenses	(2)	(2,575)
Other operating loss	(326)	(1,628)
Adjusted EBITDA	(17,769)	(21,719)

Vessel management fees and other revenues: The decrease of $5.5 million for the six months ended June 30, 2026, compared to the same period in 2025, was primarily due to lower O&M fees following the termination of the O&M agreements for the FSRU LNG Croatia in December 2025 and the FSRU Italis LNG following the sale of our entire shareholding in Gaslin in April 2026.

Time and voyage charter revenues: The $0.9 million revenue for the six months ended June 30, 2025 relates to Fuji LNG, which ceased upon its arrival at CIMC Raffles’ yard for conversion in February 2025, with no comparable transactions in 2026.

Vessel operating expenses: The decrease of $12.6 million for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to:

•a $10.5 million decrease following the disposal of Golar Arctic, termination of the O&M Agreement with LNG Hrvatska for the FSRU LNG Croatia in December 2025 and termination of the O&M agreement for the FSRU Italis LNG in April 2026; and

•a $0.9 million decrease driven by reduced operational activity for the Fuji LNG following its arrival at CIMC Raffles’ yard for conversion.

Administrative expenses: The increase of $6.1 million for the six months ended June 30, 2026, compared to the same period in 2025, was primarily driven by:

•a $9.6 million increase in employee compensation and benefits, professional services and travel expenses and the completed buy-out of our UK defined benefit pension scheme through the purchase of individual annuity contracts in March 2026, resulting in a settlement of the plan obligations and the recognition of a settlement loss of $2.4 million during the six months ended June 30, 2026, compared to the same period in 2025; and

•partially offset by a $4.1 million higher allocation of management and consultancy fees to vessel operating expenses and project development expenses in our FLNG segment reflecting time spent on FLNG activities.

Project development expenses: The decrease of $2.6 million in project development expenses was primarily driven by higher professional and consultancy costs incurred for existing business ventures for the six months ended June 30, 2025 compared to the same period in 2026.

Other operating loss: The decrease of $1.3 million in other operating loss for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to:

•$0.9 million decrease in credit loss allowance on the Higas Holdings Limited (“Higas”) shareholder loan, reflecting a lower outstanding balance of $2.2 million as of June 30, 2026 (June 30, 2025: $5.9 million); and

•a $0.5 million loss on disposal of the Golar Arctic in 2025, with no comparable loss in 2026.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG modification, FLNG Hilli redeployment capital expenditures, and conversion projects (including FLNG Esperanza project related commitments). We believe that our existing cash and cash equivalents and short-term bank deposits, cash flow from operations and our planned liquidity-enhancing initiative (see note 1 of our unaudited consolidated financial statements included herein), will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of June 30, 2026, we had cash and cash equivalents (including short-term deposits) of $908.5 million, of which $38.0 million is restricted cash. Included within restricted cash is $36.9 million which relates to amounts held in a debt service reserve for Gimi facility. Refer to note 10 “Restricted Cash” of our unaudited condensed consolidated financial statements included herein for additional details.

Since June 30, 2026, transactions impacting our cash flows include:

Payments of:
•$17.3 million of additions to the asset under development, the FLNG Esperanza;
•$11.8 million of capital expenditure on the FLNG Hilli redeployment, comprised of engineering services and long lead items;
•$10.2 million capital contribution for our equity interest in SESA;
•$10.0 million distribution to First FLNG Holdings in respect of their shareholding in FLNG Gimi;
•$6.2 million fees paid upon execution of the $600 million senior secured Revolving Credit Facility;
•$4.2 million capital contribution for our equity interest in San Matias; and
•$2.0 million relating to drawdown under the shareholder loan provided to SESA.

Borrowing activities

As of June 30, 2026, we were in compliance with all our covenants under our various loan agreements. See note 15 “Debt” in our unaudited condensed consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, buy-back additional shares in excess of existing allowances or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis.

Cash Flows

	Six months ended June 30,
(in thousands of $)	2026	2025
Net cash provided by operating activities	143,685	191,899
Net cash used in investing activities	(305,413)	(342,104)
Net cash (used in)/provided by financing activities	(145,228)	340,924
Net (decrease)/increase in cash and cash equivalents and restricted cash	(306,956)	190,719
Cash and cash equivalents and restricted cash at the beginning of the period	1,215,417	716,582
Cash and cash equivalents and restricted cash at the end of the period	908,461	907,301

Operating activities

Our primary source of cash is generated from the operations of FLNG Hilli and FLNG Gimi. Historically, we also generated cash flows from vessel management services and FSRU O&M contracts, with the latter ceasing following the termination of the LNG Croatia and Italis LNG O&M agreements in December 2025 and April 2026, respectively. Cash used in operating activities primarily relates to crew expenses, repairs and maintenance, spares, stores and consumables, and insurance. Additional operating cash outflows include employee compensation and benefits, audit and accounting fees, legal expenses, general corporate overhead, and project development costs for both existing and prospective FLNG business growth initiatives.

Net cash provided by operating activities decreased by $48.2 million for the six months ended June 30, 2026, compared to the same period in 2025, primarily driven by higher operating expenses following FLNG Gimi COD in June 2025 and the general timing of working capital during the six months ended June 30, 2026 compared with the same period in 2025.

Investing activities

Cash used in investing activities primarily reflects expenditures related to FLNG conversion projects, loans to related parties, and other equity investments. Conversely, cash provided by investing activities is mainly comprised of proceeds from equity subscriptions, disposals of equity investments and long-lived assets, as well as repayments of loans by related parties.

Net cash used in investing activities decreased by $36.7 million for the six months ended June 30, 2026 compared with the same period in 2025, primarily attributable to $150.5 million of lower capital expenditures for our FLNG projects, principally reflecting reduced spending on the FLNG Gimi conversion following the achievement of COD in mid-June 2025. This decrease was partially offset by a $50.2 million reduction in proceeds from disposals of investments and long-lived assets, $24.4 million of higher contributions to equity investments and advances to related parties, and the absence of $39.0 million of prior-year cash inflows from an equity subscription by a noncontrolling interest in Gimi MS Corporation and repayments of related-party loans.

Financing activities

Cash provided by financing activities primarily consists of proceeds from short-term and long-term debt issuances. Conversely, cash used in financing activities mainly reflects repayments of debt, dividend payments, financing costs, and repurchases of our common shares.

Net cash used in financing activities increased by $486.2 million for the six months ended June 30, 2026 compared with the same period in 2025, primarily driven by the absence of the issuance of the 2.75% convertible senior unsecured notes and treasury share repurchases completed in 2025 which generated net proceeds of $462.0 million. The increase in net cash used was further driven by increase in scheduled debt repayments of $17.3 million and dividends paid to both Golar LNG and Gimi MS Corporation shareholders of $10.7 million during the six months ended June 30, 2026.

13

GOLAR LNG LIMITED

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Six months ended June 30,
		2026	2025
Liquefaction services revenue (including related party of $104.8 million in 2026 and $17.3 million in 2025)		111,787	112,200
Sales-type lease revenue		98,326	8,219
Vessel management fees and other revenues (including related party of $0.3 million in 2026 and $nil in 2025)		57,920	16,880
Time and voyage charter revenues		—	876
Total operating revenues	4, 5	268,033	138,175

Vessel operating expenses (including related party of $2.7 million in 2026 and $0.4 million in 2025)	4	(80,898)	(60,737)
Administrative expenses	4	(21,997)	(16,059)
Project development expenses	4	(4,480)	(9,088)
Depreciation and amortization		(30,554)	(24,844)
Total operating expenses		(137,929)	(110,728)

Realized and unrealized gain/(loss) on oil and gas derivative instruments (including related party of $47.0 million in 2026 and $4.3 million in 2025)	4, 7	42,417	(22,370)
Other operating income/(loss) (including related party of $0.3 million in 2026 and $1.1 million in 2025)	4, 20	4,428	(1,628)
Total other operating income/(losses)		46,845	(23,998)

Operating income		176,949	3,449

Other non-operating income	4	658	29,981
Total other non-operating income		658	29,981

Interest income (including related party of $0.1 million in 2026 and $1.3 million in 2025)	9, 19, 20	19,437	14,522
Interest expense, net	4	(46,549)	—
Gains/(losses) on derivative instruments, net	8	10,475	(10,638)
Other financial items, net	8	(2,866)	(3,265)
Net financial loss		(19,503)	619

Income before taxes and net income from equity method investments		158,104	34,049
Income tax expense	4	(2,647)	(618)
Net income from equity method investments	13	2,182	10,287
Net income		157,639	43,718

Net income attributable to non-controlling interests		(35,796)	(19,882)

Net income attributable to stockholders of Golar LNG Limited		121,843	23,836

Basic earnings per share ($)	6	$1.20	$0.23
Diluted earnings per share ($)	6	$1.09	$0.23
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)	Notes	Six months ended June 30,
		2026	2025

Net income		157,639	43,718

Other comprehensive income:
Gains associated with pensions, net of tax		1,231	1,108
Share of equity method investment’s comprehensive income(1)		436	981
Net other comprehensive income		1,667	2,089

Comprehensive income		159,306	45,807

Comprehensive income attributable to:

Stockholders of Golar LNG Limited		123,510	25,925
Non-controlling interests		35,796	19,882
Comprehensive income		159,306	45,807
(1) No tax impact for the six months ended June 30, 2026 and 2025.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2026	2025
	Notes	June 30,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		870,474	1,151,221
Restricted cash	10	33	24,695
Trade accounts receivable and accrued income	19	65,167	35,518
Amounts due from related parties	20	32,226	23,228
Current portion of net investment in sales-type lease	5	145,826	146,829
Other current assets	11	21,755	32,013
Total current assets		1,135,481	1,413,504

Non-current assets
Restricted cash	10	37,954	39,501
Equity method investments	13	76,858	45,011
Assets under development	12	1,430,685	1,228,129
Vessels and equipment, net	4, 17	907,715	931,192
Net investment in sales-type lease	5	1,584,688	1,601,452
Intangible assets		2,112	2,070
Non-current amounts due from related parties	20	5,775	1,691
Other non-current assets	14	160,783	63,051
Total assets		5,342,051	5,325,601

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	15	(251,499)	(301,202)
Trade accounts payable (including related party of $3.0 million in 2025)	19	(39,825)	(123,605)
Accrued expenses	16	(165,213)	(101,619)
Amounts due to related parties	20	(3,867)	—
Other current liabilities	17	(24,516)	(28,914)
Total current liabilities		(484,920)	(555,340)

Non-current liabilities
Long-term debt	15	(2,423,920)	(2,456,822)
Other non-current liabilities	18	(241,729)	(245,885)
Total liabilities		(3,150,569)	(3,258,047)

EQUITY
Stockholders’ equity		(1,943,244)	(1,842,976)
Non-controlling interests		(248,238)	(224,578)

Total liabilities and equity		(5,342,051)	(5,325,601)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Six months ended June 30,
(in thousands of $)		2026	2025
OPERATING ACTIVITIES
Net income		157,639	43,718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		30,554	24,844
Sales-type lease receivable in excess of interest income	4	20,813	2,081
Compensation cost related to employee stock awards		5,573	5,584
Amortization of deferred financing costs and debt guarantees, net		4,725	1,971
Net foreign exchange losses	8	645	1,138
Provision for credit loss	4, 20	326	1,177
Net income from equity method investments	13	(2,182)	(10,287)
Net gain on disposal of investments	4	(457)	—
Gain on deemed sale of FLNG Gimi		—	(29,981)
Loss on disposal of long-lived asset	4	—	451
Change in fair value of derivative instruments (interest rate swaps)	8	(9,590)	11,611
Change in fair value of oil and gas derivative instruments, commodity swaps and amortization of day 1 gains		(1,594)	53,598
Changes in assets and liabilities:
Trade accounts receivable and accrued income		(29,649)	(20,966)
Other current and non-current assets		(28,149)	(3,779)
Amounts due from/to related parties		(5,187)	462
Trade accounts payable		(13,774)	3,470
Accrued expenses		22,461	10,083
Other current and non-current liabilities		(8,469)	96,724
Net cash provided by operating activities		143,685	191,899

INVESTING ACTIVITIES
Additions to assets under development		(237,971)	(424,959)
Additions to equity method investments		(40,130)	(19,268)
Additions for Hilli redeployment		(36,445)	—
Loan advanced to related party	20	(4,354)	(798)
Additions to intangibles		(302)	—
Proceeds from sale of equity method investments	13	10,663	39,143
Proceeds from sale of investments	4	3,126	—
Proceeds from repayment of loan advanced to related party		—	17,930
Proceeds from subscription of equity interest in Gimi MS	9	—	21,020
Consideration received for the sale of long-lived asset	4	—	24,828
Net cash used in investing activities		(305,413)	(342,104)

	Notes	Six months ended June 30,
(in thousands of $)		2026	2025

FINANCING ACTIVITIES
Repayments of short-term and long-term debt		(87,330)	(70,048)
Cash dividends paid		(63,042)	(52,330)
Financing costs paid		(521)	(10,781)
Proceeds from exercise of share options		5,665	1,808
Purchase of treasury shares		—	(102,725)
Proceeds from long-term debt		—	575,000
Net cash (used in)/provided by financing activities		(145,228)	340,924

Net (decrease)/increase in cash and cash equivalents and restricted cash		(306,956)	190,719
Cash and cash equivalents and restricted cash at the beginning of the period		1,215,417	716,582
Cash and cash equivalents and restricted cash at the end of the period		908,461	907,301

Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	June 30, 2026	December 31, 2025	June 30, 2025	December 31, 2024
Cash and cash equivalents	870,474	1,151,221	783,427	566,384
Restricted cash	33	24,695	109,824	75,579
Restricted cash (non-current portion)	37,954	39,501	14,050	74,619
	908,461	1,215,417	907,301	716,582
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings/ (Losses)	Non-Controlling Interest	Total Equity
Balance at December 31, 2024 (Audited)	104,535	—	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	—	—	—	—	—	23,836	19,882	43,718
Dividends	—	—	—	—	—	(52,330)	—	(52,330)
Exercise of share options	139	—	1,669	—	—	—	—	1,808
Stock compensation	—	—	5,497	—	—	—	—	5,497
Forfeiture of employee stock compensation	—	—	(45)	—	—	—	—	(45)
Restricted stock units	101	—	(101)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	21,020	21,020
Repurchase and cancellation of treasury shares	(2,500)	—	—	—	—	(100,225)		(102,725)
Reacquisition of common units of Hilli LLC (3)	—		—	—	—	(6,271)	3,905	(2,366)
Other comprehensive income	—		—	—	2,089	—	—	2,089
Balance at June 30, 2025	102,275	—	1,712,113	200,000	(3,654)	(124,724)	400,060	2,286,070

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2) (4)	Accumulated Retained Earnings/ (Losses)	Non-Controlling Interest	Total Equity
Balance at December 31, 2025 (Audited)	101,319	(684)	1,717,732	200,000	(1,935)	(173,456)	224,578	2,067,554
Net income	—	—	—	—	—	121,843	35,796	157,639
Dividends	—	—	—	—	—	(50,906)	(12,136)	(63,042)
Exercise of share options	383	—	5,282	—	—	—	—	5,665
Stock compensation (5)	—	—	22,019	—	—	—	—	22,019
Forfeiture of employee stock compensation	—	—	(20)	—	—	—	—	(20)
Restricted stock units	413	—	(413)	—	—	—	—	—
Repurchase and cancellation of treasury shares	(18)	684	—	—	—	(666)	—	—
Other comprehensive income	—	—	—	—	1,667	—	—	1,667
Balance at June 30, 2026	102,097	—	1,744,600	200,000	(268)	(103,185)	248,238	2,191,482

(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at June 30, 2026 and 2025, our accumulated other comprehensive loss consisted of (i) $0.3 million and $2.8 million losses in relation to our pension and post-retirement benefit plan and (ii) $nil and $0.9 million for our share of equity method investment’s comprehensive losses, respectively. During the six months ended June 30, 2026 and 2025, cumulative translation adjustments of $0.9 million and $29 thousand were reclassified from accumulated other comprehensive loss to earnings upon disposal of our investment in LOGÁS in April 2026 and Avenir in February 2025, respectively, and were included within the gain on disposal recognised in “Net income from equity method investments”.

(3) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

(4) In March 2026, we completed the buy-out of our UK defined benefit pension plan through the purchase of individual annuity contracts, resulting in a settlement of the plan obligations and recognition of a settlement loss of $2.4 million in “Administrative expenses” and the release of the related deferred tax liability of $1.0 million in “Other comprehensive income” into the consolidated statement of operations. Following the transaction, there is no remaining net pension assets or liabilities associated with the UK defined benefit pension scheme.

(5) This relates to the vested component of the stock compensation to third-party consultants in the form of restricted stock units (“RSUs”) in relation to our FLNG business development activities. The first tranche of the RSUs vested on grant date and the corresponding amount was capitalized as “Other non-current assets” in the unaudited consolidated balance sheet (note 14). The remaining RSUs will vest upon the achievement of specified project milestones, including performance conditions linked to the commercial operations date (“COD”) of our two FLNG vessels under the respective lease arrangements.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001. Golar is listed on the Nasdaq under the ticker symbol: “GLNG”.

We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and are the leading provider of floating liquefaction natural gas (“FLNG”) as a service to gas resource owners. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure solutions are designed to provide safe, competitive and more sustainable ways of liquefying gas across the world. We provide market leading FLNG operations and utilize our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders, developers, and customers a proven, low-cost, and low-risk solution to quickly monetize stranded gas reserves through our industry-leading FLNG operational track record and strong FLNG growth prospects.

As of June 30, 2026, our fleet consisted of two operational FLNG vessels:
•FLNG Hilli Episeyo (the “FLNG Hilli”), operating offshore Cameroon, remains under contract until July 2026. Subsequently, FLNG Hilli will sail to Singapore for her scheduled refurbishment in preparation for her 20-year charter with Southern Energy S.A. (“SESA”) in Argentina, commencing in 2027; and
•FLNG Gimi (the “FLNG Gimi”), operating offshore Mauritania and Senegal, remains under contract until June 2045.
Our third FLNG unit the FLNG Esperanza (formerly referred to as the “MKII FLNG”) is currently under development pursuant to an Engineering, Procurement, and Construction (“EPC”) contract with Yantai CIMC Raffles Offshore Ltd (“CIMC Raffles”). In May 2025, we entered into definitive agreements with SESA for a 20-year charter of the converted FLNG Esperanza, targeted to begin upon COD in 2028.
In August 2026, we entered into an EPC with CIMC Raffles for a 3.5 MTPA MKII-design FLNG unit (“fourth FLNG”) with an estimated fully delivered cost of approximately $2.45 billion and improved payment terms compared to the FLNG Esperanza. The fourth FLNG is expected to represent the earliest available newbuild FLNG capacity, with delivery by end of 2029.
As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The unaudited condensed consolidated financial statements have been prepared on a going concern basis.

The Company’s execution of EPC for its fourth FLNG unit, the current FLNG Esperanza EPC agreement with CIMC Raffles, the refurbishment of FLNG Hilli in preparation for 20-year redeployment in Argentina, and capital contributions to its equity method investments in SESA and San Matias Pipeline S.A. (“SMP”) reflect the Company’s continued investment in long-term contracted infrastructure and complementary investments. These activities have resulted in significant capital expenditure commitments through 2029, including commitments falling within the Company’s going concern period.

To assess the Company’s ability to meet liquidity requirements and satisfy its obligations as they become due, management prepared a cash flow forecast covering the twelve-month period from the date of these financial statements. The forecast incorporates assumptions regarding the timing and magnitude of capital commitments, operating expenses, expected operating cash inflows, debt service obligations, other liabilities as they become due, and available sources of financing.

In July 2026, to provide additional liquidity and support the Company’s near-term growth ambitions, the Company entered into a new $600 million senior secured revolving credit facility (the “RCF”) with a syndicate of banks, secured by a pledge over the Company’s shares in Golar MKII Corporation.

To meet the cash outflows over the twelve-month going concern period, the Company needs to raise additional capital. Management is pursuing a long-term asset-level financing for FLNG Esperanza, potential upsizing of debt secured by FLNG Hilli, other alternative new debt facilities and subject to capital market and economic conditions, the issuance of new corporate debt. The strong fundamentals of the Company’s FLNG assets including their long-term contracted cash flows and favorable leverage metrics together with the successful issuance of $1.1 billion of corporate bonds in 2025, $1.2 billion refinancing of the Gimi debt facility and the recent completion of the $600 million RCF, increase management’s confidence in successfully executing one or more of these liquidity-enhancing initiatives.

If the Company is unable to raise capital through the above initiatives, management’s plan is to pause the FLNG Esperanza conversion project and terminate the EPC contract for the fourth FLNG unit. The termination of the EPC contract on the fourth FLNG unit would need to occur before the end of the third quarter of 2026 and the pause of the FLNG Esperanza conversion project would need to take place prior to March 2027, to allow the Company to maintain sufficient liquidity to meet its obligations throughout the twelve-month period following the date of these financial statements.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2025, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on March 26, 2026.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements for the six months ended June 30, 2026 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2025.

Use of estimates

The preparation of our unaudited condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels, our assets under development, the accounting for the LOA for the FLNG Gimi, including determining the allocation of consideration between lease and non-lease components and the fair value of underlying assets in sales-type lease arrangements, and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels and assets under development carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, hire rates and vessel operating expenses including redeployment costs and drydocking requirements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2026:

Standard	Description	Date of Adoption	Effect on our unaudited Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)
The amendments require public business entities to provide additional disaggregated disclosures of certain expense captions presented on the face of the income statement. The ASU does not change the expense captions required to be presented in the income statement; rather, it requires entities to disclose specified categories of expense information in the notes to the consolidated financial statements in order to improve transparency and comparability.

		January 1, 2027	We are still assessing the impact of this ASU. Upon adoption, the impact will be limited to additional disclosure requirements in our annual financial statements.
ASU 2025-03 - Business Combinations (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
The amendments require entities to consider the guidance in Topic 805 when determining the accounting acquirer in the acquisition of a VIE that is a business and the transaction is primarily effected by the exchange of equity interests. The ASU is intended to improve consistency in the determination of the accounting acquirer for certain VIE transactions and does not change the accounting for acquisitions of VIEs that are not a business.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-04 - Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) Clarifications to Share-Based Consideration Payable to a Customer
The amendments clarify the accounting for share-based payment awards granted by an entity as consideration payable to a customer. The ASU revises certain definitions and guidance within Topics 606 and 718, including clarifying the definition of a performance condition and eliminating the policy election related to forfeitures for service conditions associated with share-based consideration payable to a customer. The amendments are intended to reduce diversity in practice and improve consistency in application.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-06 - Intangibles, Goodwill and Other Internal-Use Software
The amendments modernize the guidance for internal-use software by removing references to development stages and clarifying when capitalization of software development costs should begin. Capitalization commences once management authorizes and commits to funding a software project and it is probable that the project will be completed and used as intended. The ASU also introduces guidance for assessing the probable-to-complete threshold, including consideration of development uncertainty.

		January 1, 2027	We are still assessing the impact of this ASU.

The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Consolidated Financial Statements and related disclosures either on transition or in future periods.

4.    SEGMENT INFORMATION

We have identified two distinct services that constitute our reportable segments: “FLNG” and “Corporate and other”. Our key performance indicator is Adjusted EBITDA.

A reconciliation of net income to Adjusted EBITDA for the six months ended June 30, 2026 and 2025 is as follows:

(in thousands of $)	2026	2025
Net income	157,639	43,718
Income tax expense (1)	2,647	618
Income before income tax	160,286	44,336
Depreciation and amortization	30,554	24,844
Unrealized loss on oil and gas derivative instruments (note 7)	4,625	59,817
Other non-operating income (2)	(658)	(29,981)
Interest income	(19,437)	(14,522)
Interest expense, net (3)	46,549	—
(Gains)/losses on derivative instruments, net (note 8)	(10,475)	10,638
Other financial items, net (note 8)	2,866	3,265
Net income from equity method investments (note 13)	(2,182)	(10,287)
Sales-type lease receivable in excess of interest income (12)	20,813	2,081
Adjusted EBITDA	232,941	90,191
(1) Includes taxes relating to FLNG Gimi's operations under the lease and operate agreement (“LOA”) which are reimbursed by bp, with the corresponding income recognized within sales-type lease revenue and vessel management fees.
(2) Includes gains/(losses) on disposals of investments and other non-operating items. During the six months ended June 30, 2026, this primarily comprised a $3.1 million gain on the disposal of our 2.69% interest in OLT Offshore LNG Toscana S.p.A.,which had been fully impaired in 2019, partially offset by a $2.7 million loss on the disposal of our investment in Gaslin S.r.l. During the six months ended June 30, 2025, this primarily comprised a $30.0 million gain on the deemed sale of FLNG Gimi upon commencement of the 20-year lease with bp following commencement of commercial operations (note 5).
(3) Includes interest incurred on the Company's debt facilities, including the amortization of deferred financing costs. Borrowing costs directly attributable to qualifying assets are capitalized (note 15).
Our two distinct reportable segments are as follows:
•FLNG – includes the operations of our FLNG vessels and projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have two operational FLNGs, the FLNG Hilli and the FLNG Gimi. We also have one FLNG undergoing conversion, the FLNG Esperanza (note 12).
•Corporate and other – includes our legacy shipping segment activities, vessel management, floating storage and regasification unit (“FSRU”) services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.

	Six months ended June 30, 2026
(in thousands of $)	FLNG	Corporate and other (4)	Total Segment Reporting	Elimination	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	111,787	—	111,787	—	111,787
Sales-type lease revenue	98,326	—	98,326	—	98,326
Vessel management fees and other revenues	50,957	6,963	57,920	—	57,920
Total operating revenues	261,070	6,963	268,033	—	268,033
Vessel operating expenses (5)(6)	(78,049)	(2,849)	(80,898)	—	(80,898)
Administrative expenses (7) (8)	(442)	(21,555)	(21,997)	—	(21,997)
Project development expenses (9)	(4,478)	(2)	(4,480)	—	(4,480)
Realized gain on oil and gas derivative instruments, net (note 7)	47,042	—	47,042	—	47,042
Other operating income/(loss) (10) (11)	4,754	(326)	4,428	—	4,428
Sales-type lease receivable in excess of interest income (12)	20,813	—	20,813	(20,813)	—
Adjusted EBITDA	250,710	(17,769)	232,941	(20,813)	212,128

Net (loss)/income from equity method investments (note 13)	(82)	2,264	2,182	—	2,182

Balance Sheet:	June 30, 2026
(in thousands of $)	FLNG	Corporate and other (4)	Total assets
Total assets	4,519,737	822,314	5,342,051
Equity method investments (note 13)	69,473	7,385	76,858

	Six months ended June 30, 2025
(in thousands of $)	FLNG	Corporate and other (4)	Total Segment Reporting	Elimination	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	112,200	—	112,200	—	112,200
Sales-type lease revenue	8,219	—	8,219	—	8,219
Vessel management fees and other revenues	4,381	12,499	16,880	—	16,880
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues (note 5)	124,800	13,375	138,175	—	138,175
Vessel operating expenses (5)	(45,257)	(15,480)	(60,737)	—	(60,737)
Administrative expenses (7)	(648)	(15,411)	(16,059)	—	(16,059)
Project development expenses (9)	(6,513)	(2,575)	(9,088)	—	(9,088)
Realized gain on oil and gas derivative instruments, net (note 7)	37,447	—	37,447	—	37,447
Other operating loss (11) (13)	—	(1,628)	(1,628)	—	(1,628)
Sales-type lease receivable in excess of interest income (12)	2,081	—	2,081	(2,081)	—
Adjusted EBITDA	111,910	(21,719)	90,191	(2,081)	88,110

Net income from equity method investments (note 13)	—	10,287	10,287	—	10,287

Balance Sheet:	December 31, 2025
(in thousands of $)	FLNG	Corporate and other (4)	Total assets
Total assets	4,197,705	1,127,896	5,325,601
Equity method investments (note 13)	29,426	15,585	45,011
(4) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.
(5) Includes crew, repairs and maintenance, spares, stores and consumables and insurance costs. In relation to our vessel operation and maintenance services, we may arrange for goods or services to be provided on behalf of the customer. Amounts relating to these arrangements are presented on a net basis.
(6) In connection with FLNG Hilli’s planned departure from Cameroon in July 2026, we accrued $4.8 million of employee-related termination benefits under local labor laws during the six months ended June 30, 2026.
(7) Includes employee compensation and benefits, audit and accounting fees, legal fees and other corporate costs, which are managed centrally under our “Corporate and other” segment.
(8) In March 2026, we completed the buy-out of our UK defined benefit pension scheme through the purchase of individual annuity contracts, resulting in a settlement of the plan obligations and the recognition of a settlement loss of $2.4 million in “Administrative expenses”.
(9) Includes costs incurred for early-stage development activities, feasibility studies, and business development efforts for projects not yet at Final Investment Decision (“FID”) stage.
(10) Includes $4.0 million in relation to the reimbursement for gas generator, and capital spares and consumables procured during the conversion and commissioning of the FLNG Gimi in connection with the LOA and a $0.8 million reimbursement following the final reconciliation of pre-COD fuel purchases during the six months ended June 30, 2026.
(11) As of June 30, 2026 and 2025, management evaluated the expected credit losses related to its shareholder loan to Higas Holdings Limited (“Higas”) (note 20). Based on our assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential inclusion to Sardinia’s regulatory framework as of the reporting date, allowance for credit losses of $0.3 million and $1.1 million were recognized in “Other operating loss” in the unaudited consolidated statements of operations for the six months ended June 30, 2026 and 2025, respectively.

(12) Amounts recognized as revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. “Sales-type lease receivable in excess of interest income” represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi (note 5.2). This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.
(13) In March 2025, we completed the sale of our remaining LNG carrier, the Golar Arctic including its unused fuel onboard for a net consideration of $24.8 million resulting in a loss on disposal of $0.5 million recognized in “Other operating loss” in the unaudited consolidated statement of operations.
5.    REVENUE

The following table presents our revenue for the six months ended June 30, 2026 and 2025.

	Six months ended June 30,
(in thousands of $)	2026	2025
Liquefaction services revenue (note 5.1)	111,787	112,200
Sales-type lease revenue (note 5.2)	98,326	8,219
Vessel management fees and other revenues (note 5.1)	57,920	16,880
Time and voyage charter revenues (note 5.2)	—	876
Total operating revenues	268,033	138,175

5.1 Revenue from contracts with customers

The following table represents a disaggregation of revenue earned from contracts with external customers for the six months ended June 30, 2026 and 2025. Revenue from liquefaction services is included within the “FLNG” segment. Vessel management fees and other revenues are included within both the “FLNG” and “Corporate and other” segments, depending on the nature of the service provided.

	Six months ended June 30,
(in thousands of $)	2026	2025
Base tolling fee (1)	102,250	101,348
Amortization of Day 1 gains (2)	6,219	6,219
Incremental base tolling fee (3)	2,500	2,478
Amortization of deferred commissioning period revenue (4)	2,043	2,043
Other	(1,225)	112
Liquefaction services revenue	111,787	112,200

FLNG Operation and Maintenance Agreement (“O&M”) service revenue (5)	48,836	4,309
Management fees revenue (6)	6,722	12,271
Amortization of deferred pre-COD cash flows (7)	915	96
Other (8)	1,447	204
Vessel management fees and other revenues	57,920	16,880
(1) The liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli bills at a base rate when the oil prices are at or below $60 per barrel, with an increased rate when prices exceed $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (note 17). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(3) In July 2021, we entered into LTA Amendment 3 to increase the FLNG Hilli's annual contracted capacity by 0.2 million tonnes for 2022. In July 2022, Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) exercised its option for an additional 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 until the end of the LTA, increasing the annual base capacity to 1.4 million tonnes. The tolling fee is linked to Dutch Title Transfer Facility (“TTF”) and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(4) Customer billing during the commissioning period of the FLNG Hilli, prior to vessel acceptance and commencement of the LTA was deferred (note 17) and recognized evenly over the contract term.

(5) The FLNG Gimi's LOA contains both a lease component (the use of the FLNG Gimi) and a non-lease component (the O&M services). The total contract consideration is allocated between the lease and non-lease components based on their relative stand-alone selling prices determined at commencement date of the LOA. The non-lease component is recognized over time as the O&M services are performed, based on the pattern of services provided during each billing period in accordance with the LOA.

(6) Comprised of revenue earned from various ship management, administrative and vessel O&M services we provide to external customers.

(7) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. Following COD in June 2025, the non-lease component of the pre-COD cash flows amounting to $36.8 million was deferred and classified within “Other current liabilities” and “Other non-current liabilities” on our unaudited consolidated balance sheet (notes 17 and 18) which will be recognized as revenue evenly over the duration of the LOA consistent with the timing of the related O&M services.

(8) “Other” consists primarily of (i) taxes that are reimbursable by lessee under the LOA and (ii) accrued demurrage costs.

Contract assets and liabilities

The following table represents our contract assets and liabilities balances as of June 30, 2026 and December 31, 2025:

(in thousands of $)	June 30, 2026	December 31, 2025
Contract assets	34,282	26,406

Current contract liabilities	(2,047)	(4,090)
Non-current contract liabilities	(33,131)	(34,046)
Total contract liabilities (1)	(35,178)	(38,136)

The movement of our contract liabilities are as follows:

(in thousands of $)	June 30, 2026	December 31, 2025
Opening contract liability balance	(38,136)	(6,365)
Deferral of revenue	—	(38,667)
Recognition of unearned revenue	2,958	6,896
Closing contract liability balance (1)	(35,178)	(38,136)
(1) As of June 30, 2026, the closing contract liability balance was comprised of:
•deferred pre-COD cash flows in relation to the FLNG Gimi LOA amounting to $35.0 million (December 31, 2025: $35.9 million) (note 17 and 18). We expect to recognize vessel management fee and other revenue evenly over the remaining LOA contract term of 18.9 years; and
•deferred commissioning revenue in relation to the FLNG Hilli of $0.2 million (December 31, 2025: $2.2 million) (note 17), which is expected to be recognized as liquefaction services revenue over the remaining LTA term.

5.2 Lease revenues

Our lease revenue includes income from both sales-type leases and operating leases based on the classification of each arrangement at lease commencement. Sales-type lease revenue relates to the FLNG Gimi, which achieved COD in June 2025. Operating lease revenue relates to our legacy time and voyage charter arrangements and are recognized on a straight-line basis over the lease term or as the service is rendered, depending on the specific terms of each charter.

The following table presents a disaggregation of lease revenues during the six months ended June 30, 2026 and 2025. Sales-type lease revenue is included under our “FLNG” segment while time and voyage charter revenues are under our “Corporate and other” segment.

	Six months ended June 30,
(in thousands of $)	2026	2025
Sales-type lease revenue (1)	55,207	5,899
Variable sales-type lease revenue (2)	37,930	1,845
Accretion of unguaranteed residual value (3)	3,045	303
Other (4)	2,144	172
Sales-type lease revenue	98,326	8,219

Operating lease revenue	—	596
Variable operating lease revenue (5)	—	280
Time and voyage charter revenues	—	876
(1) Relates to the interest income recognized on the net investment in the sales-type lease for FLNG Gimi, calculated using the rate implicit in the lease.
(2) Comprised of variable consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced during the period. Variable lease revenue may fluctuate period to period depending on vessel availability and performance under the LOA.
(3) Relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.
(4) “Other” consists primarily of (i) taxes that are reimbursable by lessee under the LOA and (ii) accrued demurrage costs.
(5) Comprised of variable consideration of the lease including ballast and positioning bonus, which are excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Maturity analysis of the Net investment in sales-type lease

The minimum future revenues included below are based on the fixed components and do not include variable or contingent revenue.

Pursuant to the LOA, bp holds certain termination rights that are subject to defined conditions and are not unilateral. Based on management’s assessment of the contractual framework and current commercial and operational circumstances, it is not reasonably expected that these termination rights will be exercised. Accordingly, the lease term has been determined to be 20 years, and the maturity analysis has been prepared on that basis.

(in thousands of $)
2026 (1)	75,242
2027	153,300
2028	153,720
2029	153,300
2030	153,300
2031 and thereafter	2,216,340
Total minimum lease receivable	2,905,202
Unguaranteed residual value	332,400
Gross investment in sales-type lease	3,237,602
Less: unearned interest income	(1,507,088)
Net investment in sales-type lease as of June 30, 2026 (2)	1,730,514
Less: current portion of net investment in sales-type lease	(145,826)
Non-current portion of net investment in sales-type lease	1,584,688
(1) For the six months ending December 31, 2026.
(2) Our net investment in sales-type lease includes an unguaranteed residual value which exposes us to residual value risk at the end of the lease term. We manage this risk through periodic monitoring of the underlying asset’s estimated market value, including reference to independent broker valuations. As of June 30, 2026, management determined that the fair value of the underlying asset exceeds the net investment in sales-type lease related to FLNG Gimi, therefore, the impact of any expected credit loss is not significant. In addition, the vessel is covered by customary insurance which further mitigates our exposure to residual asset risk.

6.    EARNINGS PER SHARE

Basic earnings per share “EPS” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,
(in thousands of $)	2026	2025
Net income attributable to stockholders of Golar LNG Limited - basic and diluted	121,843	23,836

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,
(in thousands of $)	2026	2025
Basic:
Weighted average number of common shares outstanding	101,199	104,655

Dilutive:
Dilutive impact of share options and RSUs	396	807
Dilutive impact of 2025 Convertible Bonds (1)	9,995	55
Weighted average number of common shares outstanding	111,590	105,517

EPS are as follows:

	Six months ended June 30,
	2026	2025
Basic earnings per share ($)	$1.20	$0.23
Diluted earnings per share ($)	$1.09	$0.23
(1) On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes (the “2025 Convertible Bonds”), maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to conversion price of approximately $57.53 per common share. The time-weighted potential dilutive impact of the issuance using the if-converted method has been reflected above.

7. REALIZED AND UNREALIZED GAIN/(LOSS) ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

	Six months ended June 30,
	2026	2025
Realized gain on FLNG Hilli’s oil derivative instrument	30,205	21,249
Realized gain on FLNG Hilli’s gas derivative instrument	16,837	16,198
Realized gain on oil and gas derivative instruments	47,042	37,447

Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument (note 11)	2,983	(39,450)
Unrealized loss on FLNG Hilli’s gas derivative instrument (note 11)	(7,608)	(20,367)
Unrealized loss on oil and gas derivative instruments	(4,625)	(59,817)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	42,417	(22,370)
The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8.     GAIN/(LOSS) ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gain/(loss) on derivative instruments, net are comprised of the following:

(in thousands of $)	Six months ended June 30,
	2026	2025
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	9,590	(11,611)
Net interest income on undesignated IRS derivatives	885	973
Gain/(loss) on derivative instruments, net	10,475	(10,638)

Other financial items, net is comprised of the following:

(in thousands of $)	Six months ended June 30,
	2026	2025
Financing arrangement fees and other related costs	(1,612)	(2,064)
Foreign exchange loss on operations	(645)	(1,138)
Amortization of debt guarantees	—	106
Others	(609)	(169)
Other financial items, net	(2,866)	(3,265)

9.     VARIABLE INTEREST ENTITIES (“VIEs”)

9.1 Lessor VIE

As of June 30, 2026 and December 31, 2025, we leased one vessel from CSSC (Hong Kong) Shipping Entity Limited (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a wholly-owned, special purpose vehicle. We sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with the lessor VIE as of June 30, 2026, is shown below:

(in thousands of $)	2026 (1)	2027	2028	2029	2030	2031+
Hilli (2)	38,992	76,032	72,821	69,698	66,575	138,463
(1) For the six months ending December 31, 2026.
(2) The payment obligations above include contractual capital and variable rental payments due under the lease.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of June 30, 2026 and December 31, 2025, are as follows:

(in thousands of $)	June 30, 2026	December 31, 2025
Assets
Restricted cash	33	11,429

Liabilities (1)
Accrued expenses	(33,965)	(28,845)
Other non-current liabilities (note 18)	(184,000)	(184,000)
Current portion of long-term debt and short-term debt (2)	(179,839)	(229,654)
(1) The creditors of the lessor VIE have no recourse to the general credit of Golar.
(2) This relates to debt of our lessor entity, net of deferred financing cost (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 15).

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2026 and 2025 are as follows:

	Six months ended June 30, 2026
(in thousands of $)	2026	2025
Statement of operations
Other financial items, net (note 8)	1,216	1,216
Interest income	(190)	(365)
Interest expense	4,862	7,730

Statement of cash flows
Net debt repayments	(49,830)	(40,882)

9.2    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS to First FLNG Holdings (“FFH”) in April 2019, we determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	June 30, 2026	December 31, 2025
Balance sheet
Current assets	244,479	242,722
Non-current assets	1,634,528	1,643,366
Current liabilities	(106,036)	(112,743)
Non-current liabilities	(1,108,073)	(1,146,546)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2026 and 2025 are as follows:

	Six months ended June 30,
(in thousands of $)	2026	2025
Statement of cash flows
Additions to asset under development	6,842	152,583
Net debt repayments	(37,500)	(29,167)
Proceeds from subscription of equity interest	—	21,020
Cash dividends paid (1)	(12,136)	—
(1) During the six months ended June 30, 2026 and 2025, Gimi MS Corporation paid $40.5 million and nil, respectively, to its shareholders .

10.     RESTRICTED CASH

Our restricted cash balances are as follows:

(in thousands of $)	June 30, 2026	December 31, 2025
Restricted cash in relation to the FLNG Gimi (1)	36,861	38,424
Restricted cash relating to office lease	1,093	1,085
Restricted cash held by lessor VIE (2)	33	11,429
Restricted cash relating to the LNG Hrvatska O&M Agreement (3)	—	13,258
Total restricted cash	37,987	64,196
Less: Amounts included in current restricted cash	(33)	(24,695)
Non-current restricted cash	37,954	39,501
(1) The restricted balance relates to amounts held in a debt service reserve account under the $1.2 billion Gimi facility (note 15), which is required to be maintained throughout the term of the facility.
(2) This is held by lessor VIE that we are required to consolidate (note 9).
(3) In January 2026, performance guarantees under the LNG Hrvatska O&M Agreement were released following the discharge of those guarantees in connection with the deed of termination, with no further obligations thereafter.

11.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
Oil derivative instrument (note 7 and 19)	6,231	3,248
Prepaid expenses	5,035	8,684
Inventories	2,424	792
Interest receivable from money market deposits and bank accounts (note 19)	2,207	3,353
Gas derivative instrument (note 7 and 19)	1,870	9,478
Receivable from IRS derivatives (note 19)	116	269
Other	3,872	6,189
Other current assets	21,755	32,013

12.    ASSETS UNDER DEVELOPMENT

	June 30, 2026	December 31, 2025
(in thousands of $)	FLNG Esperanza	FLNG Gimi	FLNG Esperanza	Total
Opening balance	1,228,129	1,762,632	498,565	2,261,197
Transferred from vessels and equipment, net and other current assets	—	—	76,270	76,270
Additions	162,294	65,381	596,711	662,092
Interest costs capitalized	40,262	38,816	56,583	95,399
Reimbursement of capital spares invoiced to bp at COD	—	(43,152)	—	(43,152)
Derecognition on commencement of sales-type lease (note 5)	—	(1,823,677)	—	(1,823,677)
Closing balance	1,430,685	—	1,228,129	1,228,129

12.1 FLNG Gimi

FLNG Gimi achieved COD on June 12, 2025, commencing the 20-year LOA with bp. Upon COD, the asset under development was derecognized and a net investment in a sales-type lease was recognized (see note 7 to the consolidated financial statements included in our 2025 Form 20-F).

12.2 FLNG Esperanza

In September 2024, we entered into an EPC agreement with CIMC Raffles for a FLNG Esperanza with an annual liquefaction capacity of 3.5 MTPA. In February 2025, Fuji LNG, the donor vessel for the FLNG Esperanza, arrived at CIMC Raffles' yard for conversion. Concurrently, the net book value of the vessel of $76.3 million previously included within “Vessels and equipment, net” was reclassified to “Asset under development”.

In September 2024, we issued a $100.0 million letter of credit (“LC”) in favor of B&V with CIMC Raffles. Under the provisions of the LC, the profile reduces over time to reflect payments made by CIMC Raffles under the EPC agreement. There is no associated cash collateral, however a 1.5% upfront fee was paid and a 1.75% annual margin is payable on the outstanding balance which expires in January 2028.

The total estimated budget for the FLNG Esperanza conversion is estimated at $2.2 billion, inclusive of the donor vessel (Fuji LNG), yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The FLNG Esperanza is expected to achieve COD in H2 2028.

As of June 30, 2026, the estimated timing of the outstanding payments is as follows. Of the total amount, $53.6 million and $21.7 million are presented within “Accrued expenses” and “Trade accounts payable”, respectively, in the consolidated balance sheets:

(in thousands of $)
Period ending June 30,
2026 (1)	243,829
2027	445,346
2028	239,024
2029	61,246
Total	989,445
(1) For the six months ending December 31, 2026.

13.     EQUITY METHOD INVESTMENTS

	Six months ended June 30,
(in thousands of $)	2026	2025
Gain on disposal	4,598	10,288
Share of net loss of equity method investments	(2,416)	(1)
Net income from equity method investments	2,182	10,287

The carrying values of our equity method investments as of June 30, 2026 and December 31, 2025 are as follows:

(in thousands of $)	June 30, 2026	December 31, 2025
Southern Energy S.A. (“SESA”) (1)	68,781	29,426
Egyptian Company for Gas Services S.A.E (“ECGS”)	5,595	6,216
Aqualung Carbon Capture AS (“Aqualung”)	1,784	1,794
Logística e Distribuição de Gás S.A. (“LOGAS”) (2)	—	7,562
Others	698	13
Equity method investments	76,858	45,011
(1) During the six months ended June 30, 2026, we contributed $39.2 million additional capital to SESA, bringing our total gross capital contribution to $69.4 million, representing 10% equity interest.
(2) In April 2026, Macaw Energies Brasil Serviços de Gás Natural Ltda. completed the sale of its entire 58% shareholding in LOGAS to J&F S.A. for a consideration of BRL 55.0 million ($10.7 million), and recognized $4.6 million gain on the disposal presented in “Net income from equity method investments” in the consolidated statements of operations. Following the sale, we no longer have significant influence over LOGAS and have ceased accounting for the investment under equity method.

14.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
Pre-operational assets (1)	106,454	46,780
MTM asset on IRS derivatives (note 19)	12,141	2,551
Operating lease right-of-use-assets (2)	5,307	6,198
Other (3)	36,881	7,522
Other non-current assets	160,783	63,051

(1) As of June 30, 2026, “Pre-operational assets” comprised of:
•$82.3 million of shipyard and engineering costs, including long-lead items, incurred in connection with the pre-redeployment refurbishment project of FLNG Hilli in preparation for her 20-year bareboat charter agreement with SESA commencing in 2027 (December 31, 2025: $38.5 million);
•$15.8 million of long lead items for the fourth FLNG (December 31, 2025: $nil); and
•$8.3 million of costs relating to Macaw’s flare-to-gas mobile kit project, including engineering and other directly attributable costs (December 31, 2025: $8.3 million).
(2) Relates to our office premises leases in London and Oslo and warehouse lease in Nouakchott.
(3) Included in “Other” as of June 30, 2026 are:
~~•~~$26.6 million of capitalized initial direct costs in connection with securing the FLNG Hilli and FLNG Esperanza bareboat charter agreements with SESA. These costs resulted from a January 2026 settlement agreement relating to success-based fees payable to third-party consultants in connection with our Latin America FLNG business development. The settlement agreement became effective upon satisfaction of the related conditions precedent in April 2026. The settlement consideration consisted of a $10.0 million cash payment and 750,000 RSUs, of which 300,000 RSUs amounting to $16.6 million vested upon grant. The final vesting milestone for the remaining RSUs is the COD for the two FLNGs to operate in Argentina, thereby aligning the consultants’ interests with our objective of achieving COD on schedule;
~~•~~$5.0 million investment in pooled investment fund entity, measured at cost; and
•$4.5 million prepaid insurance relating to FLNG Esperanza (December 31, 2025: $2.4 million).

15.    DEBT

As of June 30, 2026 and December 31, 2025, our debt is comprised of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
Gimi facility	(1,162,500)	(1,200,000)
2025 Convertible Bonds	(575,000)	(575,000)
2025 Senior Unsecured Notes	(500,000)	(500,000)
2024 Unsecured Bonds	(300,000)	(300,000)
Subtotal (excluding lessor VIE debt)	(2,537,500)	(2,575,000)
CSSC VIE debt - FLNG Hilli facility (1)	(180,207)	(230,037)
Total debt (gross)	(2,717,707)	(2,805,037)
Less: Deferred financing costs	42,288	47,013
Total debt, net of deferred financing costs	(2,675,419)	(2,758,024)

At June 30, 2026, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(71,660)	(179,839)	(251,499)
Long-term debt	(2,423,920)	—	(2,423,920)
Total	(2,495,580)	(179,839)	(2,675,419)
(1) This relates to debt of our lessor VIE (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements (note 9). As of June 30, 2026, Golar's underlying contractual debt under the bareboat charter with the lessor VIE inclusive of our repurchase obligation, which is eliminated on consolidation, is $492.8 million.

16.     ACCRUED EXPENSES

Accrued expenses are comprised of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
Vessel related (1)	(97,600)	(38,470)
Finance related (2)	(49,981)	(46,203)
Administrative related (3)	(17,632)	(16,946)
Accrued expenses	(165,213)	(101,619)
(1) “Vessel related” accrued expenses is comprised of engineering and yard-related conversion costs and vessel operating expenses such as crew wages, supplies, routine repairs, maintenance, lubricating oils and insurance. As of June 30, 2026, “Vessel related” accrued expenses included $53.6 million related to FLNG Esperanza conversion, $13.7 million related to long lead equipment for the fourth FLNG, $6.9 million related to FLNG Hilli redeployment, and $0.5 million related to carry-over FLNG Gimi commissioning works (December 31, 2025: $12.3 million, nil, nil and $5.8 million, respectively).
(2) “Finance related” accrued expenses comprised of accrued interest and finance charges in relation to our debt facilities (note 15).
(3) “Administrative related” accrued expenses comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other office and general expenses.

17.     OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
Asset retirement obligation (“ARO”) (1)	(10,481)	(6,812)
Current portion of operating lease liability	(2,073)	(2,026)
Current portion of deferred pre-COD cash flows (2)	(1,844)	(1,844)
Day 1 gain deferred revenue - current portion (3)	(628)	(6,846)
Deferred revenue	(203)	(2,246)
Other	(9,287)	(9,140)
Other current liabilities	(24,516)	(28,914)
(1) In connection with FLNG Hilli’s LTA contractual maturity in July 2026, the ARO was remeasured in January 2026 to reflect current cost estimates and the revised timing of ARO settlement. Consequently, the ARO liability increased by $6.6 million to $13.6 million as of June 30, 2026 (December 31, 2025: $6.8 million) with a corresponding increase to mooring equipment in “Vessels and equipment, net” in our unaudited consolidated balance sheet. Given the short period until settlement, the impact of discounting was assessed to be immaterial and, accordingly, no discounting was applied to the revised cash flows. During the six months ended June 30, 2026, we recognized $3.1 million of decommissioning costs and $6.1 million of additional depreciation.
(2) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones which was allocated between lease and non-lease components on commencement of the sales type lease accounting of the LOA. As of June 30, 2026, the deferred non-lease component amounted to $34.9 million (December 31, 2025: $35.8 million), comprising $1.8 million in “Other current liabilities” and $33.1 million (December 31, 2025: $34.0 million) in “Other non-current liabilities” (see Notes 18)
(3) Current portion of Day 1 gain deferred on initial recognition of FLNG Hilli's oil and gas derivative instruments embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to LTA Amendment 3. As of June 30, 2026, the current portion of the deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $0.5 million and $0.1 million, respectively (December 31, 2025: $5.3 million and $1.5 million, respectively).

18.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
VIE dividend payable (1)	(184,000)	(184,000)
Deferred pre-COD cash flows (note 17)	(33,131)	(34,046)
Pension obligations	(19,792)	(20,389)
Non-current portion of operating lease liabilities	(3,649)	(4,646)
Other	(1,157)	(2,804)
Other non-current liabilities	(241,729)	(245,885)
(1) In December 2024, the lessor VIE declared a dividend of $184.0 million to a CSSC entity. The unpaid dividend is unsecured, interest free and due for payment in 2033. Given we are the primary beneficiary of the VIE, this amount has been fully consolidated into our financial statements (note 9).

19.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The Company's maximum exposure to credit risk is represented by the carrying amounts of the financial assets included in the financial instruments presented below.

The carrying values and estimated fair values of our financial instruments at June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026		December 31, 2025
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	870,474	870,474	1,151,221	1,151,221
Restricted cash (1) (3)	Level 1	37,987	37,987	64,196	64,196
Trade accounts receivable and accrued income (3) (4)	Level 1	65,167	65,167	35,518	35,518
Interest receivable from money-market deposits and bank accounts (3)	Level 1	2,207	2,207	3,353	3,353
Receivable from IRS derivatives (3)	Level 1	116	116	269	269
Trade accounts payable (3) (5)	Level 1	(39,825)	(39,825)	(123,605)	(123,605)
Current portion of long-term debt and short-term debt (3) (6) (7)	Level 2	(255,207)	(255,207)	(305,037)	(305,037)
Long-term debt (6) (7)	Level 2	(1,087,500)	(1,087,500)	(1,125,000)	(1,125,000)
Long-term debt - 2024 Unsecured Bonds (6) (8)	Level 1	(300,000)	(305,241)	(300,000)	(299,511)
Long-term debt - 2025 Senior Unsecured Notes (6) (8)	Level 1	(500,000)	(506,630)	(500,000)	(481,325)
Long-term debt - 2025 Convertible Bonds (6) (9) (10)	Level 2	(575,000)	(652,286)	(575,000)	(555,473)
Derivatives:
Oil and gas derivative instruments (11)	Level 2	8,101	8,101	12,726	12,726
Asset on IRS derivatives (12)	Level 2	12,141	12,141	2,551	2,551
(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $870.5 million and $1,151.2 million are $657.6 million and $920.5 million held in short-term money-market deposits as of June 30, 2026 and December 31, 2025, respectively. During the six months ended June 30, 2026 and 2025, we earned interest income on short-term money-market deposits of $19.2 million and $12.9 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) As of June 30, 2026 and December 31, 2025, trade receivables and accrued income totaled to $65.2 million and $35.5 million, respectively, primarily relates to amounts due from bp under the Gimi LOA. bp is a publicly listed, investment-grade counterparty with no prior history of default. Accordingly, we consider the credit risk associated with this balance to be remote as of June 30, 2026.

(5) As of June 30, 2026, trade payables primarily comprised of amounts payable related to the FLNG Esperanza conversion, FLNG Hilli's redeployment and operations and FLNG Gimi's carry-over commissioning works of $21.7 million, $11.6 million and $0.6 million, respectively (December 31, 2025: $91.0 million, $14.1 million and $5.0 million, respectively).

(6) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred financing costs of $42.3 million and $47.0 million at June 30, 2026 and December 31, 2025, respectively (note 15).

(7) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(8) The estimated fair values of our 2024 Unsecured Bonds and 2025 Senior Unsecured Notes are based on their quoted market prices as of the balance sheet date (note 15).

(9) The estimated fair value of our 2025 Convertible Bonds reflects observable market inputs and is classified as Level 2 in the fair value hierarchy (note 15).

(10) Interest expense for the six months ended June 30, 2026 related to the 2025 Convertible bond consisted of $8.0 million of contractual interest and $1.0 million of amortization of deferred financing costs. Interest expense for the comparative period ended June 30, 2025 was $44,000, representing one day of interest following issuance of the 2025 Convertible Bonds on June 30, 2025.

(11) The fair value of the oil and gas derivative instruments, which are presented on a gross basis (none of which have been designated as hedges), is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The cash flows in relation to the settlement of these derivative instruments are presented within “operating activities” in the condensed consolidated statements of cash flows.

(12) The fair value of certain derivative instruments, which are presented on a gross basis (none of which have been designated as hedges), is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements. The cash flows in relation to the settlement of these derivative instruments are presented within “operating activities” in the condensed consolidated statements of cash flows.

(13) The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•the carrying values of loan receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (notes 11, 17 and 20). These instruments are classified within Level 1 of the fair value hierarchy.

As of June 30, 2026, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Notional value (in thousands of $)	Maturity date	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	581,250	November 2032	3.43%

20.    RELATED PARTY TRANSACTIONS

a) Transactions with Perenco:
Perenco has been considered a related party since June 2025, when Naria Inc., a Perenco-affiliated entity and our largest shareholder, met the definition of a principal owner. Accordingly, outstanding balances with Perenco are presented as “Amounts due from/to related parties”. As of June 30, 2026, Naria Inc. held beneficial ownership of 10.07%.

Net revenues: Amounts for the six months ended June 30, 2025 have been prorated from when Perenco became a related party. The transactions with Perenco for the six months ended June 30, 2026 and 2025 consists of the following:

	Six months ended June 30,
(in thousands of $)	2026	2025
Liquefaction services (1)	104,750	17,304
Realized gain on oil and gas derivative instruments (2)	47,042	4,333
Vessel operating expenses (3)	(2,720)	(430)
Total	149,072	21,207
(1) Liquefaction services – This relates to services invoiced under the LTA, specifically the base tolling fee and incremental base tolling fee (note 5).
(2) Realized gain on oil and gas derivative instruments - This relates to the commodity linked earnings under the LTA (note 7).
(3) Vessel operating expenses – This relates to costs incurred under the tug sharing agreement for a chartered tug provided by Perenco to support our offshore operations in Cameroon, including the transportation of personnel and equipment. The tug is shared between the parties subject to operational requirements. These costs are presented within “Vessel operating expenses” in the consolidated statements of operations.

Receivables/(payables): The balances with Perenco consisted of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
Balance due from Perenco (liquefaction services)	31,938	23,228
Balance due to Perenco (vessel operating expenses)	(3,867)	(3,012)

b) Transactions with existing related parties:

Amounts due from related parties as of June 30, 2026 and December 31, 2025 consisted of the following:

(in thousands of $)	June 30, 2026	December 31, 2025
SESA (1)	3,900	—
Higas (2)	2,164	1,691

(1) SESA – In February 2026, we entered into a credit agreement under which we agreed to provide SESA, as borrower, with a credit facility of up to $5.6 million, of which $3.6 million had been drawn as of June 30, 2026. Amounts drawn bear interest at Term SOFR plus a margin of 3.875%, payable semi-annually. The loan matures on April 15, 2029, with principal repayable in two equal semi-annual installments. Interest income for the six months ended June 30, 2026 totaled $89 thousand. There was no comparable interest income for the six months ended June 30, 2025. As of June 30, 2026, $2.0 million remains undrawn under the facility.

In April 2026, we entered into a MSCA with SESA to provide supervision and technical oversight services for its terminal project for total consideration of $2.5 million, payable in 26 monthly installments from April 1, 2026 to June 1, 2028. For the six months ended June 30, 2026, we recognized management fee revenue of $0.3 million, presented within “Vessel management fees and other revenues” in the unaudited consolidated statements of operations.

(2) Higas – Amounts due from Higas consist of outstanding principal under a revolving shareholder loan facility. On June 30, 2026, the revolving credit facility was increased from $2.5 million to $4.0 million and its maturity was extended from February 2027 to February 2028. As of June 30, 2026, the undrawn commitment under the facility amounted to $1.5 million. Interest income for the six months ended June 30, 2026 and 2025 was $nil and $0.3 million, respectively. A provision for expected credit losses of $0.3 million and $1.1 million was recognized for the six months ended June 30, 2026 and 2025, respectively, within “Other operating income/(loss)” in the unaudited consolidated statements of operations.

(3) FFH - In August 2024, we granted a shareholder loan to FFH through Gimi MS, with a maximum facility amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan carried an interest rate of 12% per annum, compounded monthly, which increased to 22% per annum effective January 1, 2025. For the period from January 1, 2025 to June 30, 2025, the loan generated interest income of $1.0 million. On March 28, 2025, FFH repaid the shareholder loan and accrued interest in full. There were no comparable amounts for the six months ended June 30, 2026.

21.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	June 30, 2026	December 31, 2025
Book value of vessel secured against loans (1)	906,727	929,971
(1) This excludes the FLNG Gimi which was derecognized on COD with the concurrent recognition of “Net investment in sales-type lease” (note 5.2), secured against its specific debt facility (note 15).

Other Commitments

•The Board of Directors approved up to $31.6 million of funding for Macaw Energies of which as of June 30, 2026, the outstanding commitment was $0.6 million.

•In connection with the FID for the redeployment of FLNG Hilli under a 20-year agreement with SESA, the Board of Directors approved total expenditures of up to $350.0 million in May 2025 to support the vessel’s preparation and redeployment activities. In addition, in February 2026 the Board approved expenditures of up to $13.6 million specifically for the decommissioning of the FLNG Hilli mooring equipment upon expiry of the existing LTA (note 17).

•Pursuant to the Shareholders' Agreement for SESA, in connection with our 10% equity interest, we have committed to fund our proportionate share of the required FLNG infrastructure and related capital contributions. As of June 30, 2026, our remaining funding commitment was $28.0 million in relation to our 10% equity interest in SESA.

•As of June 30, 2026, the preliminary known funding requirement communicated, based on our 10% equity interests in San Matias Pipeline S.A. current capital requirement projections is $31.2 million.

•In June 2026, the Board of Directors approved up to $22.0 million for long lead equipment for a fourth FLNG. As of June 30, 2026, the total outstanding commitment is approximately $6.2 million.

•In 2026, we entered into contingent success fee arrangements with third-party consultants in connection with FLNG business development opportunities. Any fees payable under these arrangements are contingent upon the successful award of the underlying contracts and are determined in accordance with the respective agreements. As of June 30, 2026, no obligations had arisen under these arrangements as the relevant contractual milestones had not been achieved.

22.    SUBSEQUENT EVENTS

Since June 30, 2026, the following non-recognized events have occurred:

•$600 million senior secured Revolving Credit Facility

On August 3, 2026, we entered into a new $600.0 million senior secured revolving credit facility (the “RCF”). The RCF is secured by the FLNG Esperanza currently under conversion in China for deployment under the 20-year charter with SESA in Argentina, and has been executed with a syndicate of banks. The RCF has a tenor of 18 months from October 1, 2026 and bears interest on amounts drawn at three-month SOFR plus a margin of 3.00% per annum. Proceeds from the RCF, together with proceeds from any subsequent long-term asset-level financing, are expected to be used to fund FLNG growth projects.

•SESA capital contributions

In July 2026, we made an additional investment of $10.2 million in SESA through an irrevocable contribution against the future subscription of shares. Following this contribution, Golar continues to hold a 10% equity interest in SESA.

•SMP capital contributions

In July 2026, we made an additional investment of $4.2 million in SMP through an irrevocable contribution against the future subscription of shares. Following this contribution, Golar continues to hold a 10% equity interest in SMP.

•Dividends

On August 13, 2026, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2026 to shareholders of record on August 24, 2026, which will be paid on or around September 2, 2026.

•FID for fourth FLNG

On August 12, 2026, we entered into an EPC with CIMC Raffles for a 3.5 MTPA MKII-design FLNG unit (“fourth FLNG”) with an estimated fully delivered cost of approximately $2.45 billion and improved payment terms compared to the FLNG Esperanza. The fourth FLNG is expected to represent the earliest available newbuild FLNG capacity, with delivery by end of 2029.